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Ascentage Pharma to Report 2025 Six Month Interim Results and Provide Corporate Update on August 20, 2025

Your publication date and time will appear here.| Source:ASCENTAGE PHARMA GROUP INTERNATIONAL

ROCKVILLE, Md. and SUZHOU, China, Aug. 07, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”), a global biopharmaceutical company dedicated to addressing unmet medical needs in cancers, announced today that it will release its six months 2025 unaudited interim results and provide business updates at 7:00 pm Eastern Daylight Time (EDT) on August 20, 2025 / 7:00 am Hong Kong Time (HKT) on August 21, 2025.

Analysts and investors are invited to join the investor webcast with Q&A, conducted by the Company’s management team.

Ascentage Pharma will host a Chinese (Mandarin) language investor webcast at 9:00 pm EDT on August 20, 2025 / 9:00 am HKT on August 21, 2025.  To access the Chinese language investor event or conference call, please register in advance here.

The English language investor webcast will be held at 8:00 am EDT / 8:00 pm HKT on August 21, 2025. To access the English language webcast, please register in advance here. The webcast replay for English language presentation will also be available on the News & Events page of the Ascentage Pharma website.

About Ascentage Pharma Group International

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The company has built a rich pipeline of innovative drug products and candidates that includes inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53 and next-generation kinase inhibitors.

The Company’s first approved product, Olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of Olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, Lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. Lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of Lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Contacts

Investor Relations:

Hogan Wan, Head of IR and Strategy
Ascentage Pharma
Hogan.Wan@ascentage.com
+86 512 85557777

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:

Jon Yu
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 677-1855